(Translation)

To Whom It May Concern:

                                                                     May 8, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

            Notice Concerning Stock Option (Stock Acquisition Right)
            --------------------------------------------------------

At its meeting held on May 8, 2003, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to issue Stock Acquisition Rights without consideration, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code. The proposal will be presented at its FY2003 Ordinary General Shareholders' Meeting to be held on June 26, 2003 and we hereby inform you as follows.

1.  Reason for Issue of Stock Acquisition Rights without Consideration

    TMC will issue rights ("Stock Acquisition Rights") to subscribe for or purchase shares of TMC to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthen TMC's international competitiveness.


2.  Summary of Terms of Issue of Stock Acquisition Rights

    (1)  Grantees of the Stock Acquisition Rights

         Directors, Managing Officers and employees, etc. of TMC and its affiliates.

    (2) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

         Up to 2,300,000 shares of common stock of TMC.

         Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

    (3)  Total Number of Stock Acquisition Rights to be Issued

         Up to 23,000
         The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100; provided, however, that if TMC splits or consolidates its shares, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.

         Number of shares           Number of shares          Ratio of split
                              =                          x
         after adjustment           before adjustment         (or consolidation)

         The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

    (4)  Issue Price of Stock Acquisition Rights

         No consideration shall be paid at the time of issuance of the Stock Acquisition Rights.

    (5)  Amount to be Paid upon Exercise of Stock Acquisition Rights

         The amount to be paid per share issued or transferred upon exercise of each Stock Acquisition Right (the "Exercise Price") shall be as follows.

         The amount obtained by multiplying the closing price of the TMC's common stock in regular trading on the Tokyo Stock Exchange on the issue date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the issue date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
         In addition, the Exercise Price shall be adjusted as follows:

         (i) If TMC splits or consolidates its shares after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

          Exercise Price            Exercise Price                   1
              after          =         before          x     -----------------
            adjustment               adjustment               Ratio of split
                                                             (or consolidation)

          (ii) If new shares are issued or treasury stock is sold at a price below the market price after the issue date of the stock acquisition rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in case of the exercise of Stock Acquisition Rights, transfer of treasury stock in accordance with a resolution of past Ordinary General Shareholders' Meetings pursuant to Paragraph 2, Article 210-2 of the former Commercial Code or exercise of the outstanding rights to subscribe for new shares.

                                                       Number of           Number of shares        Exercise Price
                                                      outstanding      +     newly issued      x      per share
                                                         shares           ---------------------------------------
 Exercise Price            Exercise Price                                 Market price
after adjustment    =    before adjustment    x   ---------------------------------------------------------------
                                                          Number of                 Number of shares increased
                                                      outstanding shares     +      by issue of new shares

                "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

          (iii) In the case of a merger with any other company, corporate split or capital reduction of TMC, or in any other case similar thereto where an adjustment shall be required, in each case after the issue date of the Stock Acquisition Rights, the adjustment shall be made appropriately to the extent reasonable.

    (6)  Exercise Period of the Stock Acquisition Rights

         From August 1, 2005 to July 31, 2009

    (7)  Conditions of Exercise of Stock Acquisition Rights

         (i)    Each Stock Acquisition Right may not be partially exercised.

         (ii) The grantees of the Stock Acquisition Rights must, at the time of exercise of such rights, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate of which he/she holds such position at the time such right is granted, unless he/she voluntarily retires, retires due to attaining retirement age or change in employment, during the exercise period provided in (6) above.

         (iii)  Stock Acquisition Rights may not be inherited.

         (iv) Other exercise conditions shall be provided for by the resolution of the Ordinary General Shareholders' Meeting of this year and the resolution of a meeting of the Board of Directors.

    (8)  Events and Conditions of Cancellation of Stock Acquisition Rights

         (i) Stock Acquisition Rights may be cancelled without consideration upon approval by a General Shareholders' Meeting of an agendum on a merger agreement in which TMC is a company to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

         (ii) TMC may cancel the Stock Acquisition Rights without consideration if a grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights pursuant to the provision provided for in (7) above.

    (9)  Restriction on Transfer of Stock Acquisition Rights

         Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

    (Note) The above resolution shall be conditional upon the agendum "Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, Etc., of TMC and Its Affiliates" being approved at the FY2003 Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2003. The details of the issuance and granting of the Stock Acquisition Rights will be decided by the resolution of the Board of Directors to be held after the Ordinary General Shareholders' Meeting of this year.

Amendment to Notices Concerning Stock Option in the Past, due to Introduction of
--------------------------------------------------------------------------------
New Management System
---------------------

As already announced, due to the introduction of the new management system, TMC decided to amend part of the conditions of exercise of the rights set forth in the "Notice Concerning Repurchase of Shares" dated May 17, 2000, "Notice Concerning Repurchase of Shares for Stock Option Plan" dated May 16, 2001, "Notice Concerning Stock Option (Stock Acquisition Right)" dated May 13, 2002 and "Notice Concerning Granting Stock Option (Stock Acquisition Rights)" dated June 26, 2002 relating to the announcement dated May 13, 2002 as follows, at the meeting of the Board of Directors to be held on May 8, 2003.


The Content of the Amendment

The language "The rights will be exercisable for up to six (6) months following a voluntary retirement from the office of Director" will be changed to "The rights will be exercisable for up to six (6) months following the voluntary retirement from both the office of Director and that of Managing Officer. However, in the case where the said Director or Managing Officer, as the case may be, assumes the office of Managing Officer immediately after his/her voluntary retirement from the office of Director, or assumes the office of Director immediately after his/her voluntary retirement from the office of Managing Officer, it will not be deemed as retirement."


(Note) The above decision shall be conditional upon the agendum "Amendment to the Conditions of Exercise of the Rights of Stock Options Due to the Introduction of the New Management System" being approved at the FY2003 Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2003.